Exhibit 99.1

TD Bank to Issue Medium Term Notes

     TORONTO, Oct. 10, 2007 - The Toronto-Dominion Bank (TD) today announced that it intends to issue $2.5 billion of medium term notes constituting subordinated indebtedness pursuant to its medium term note program. The medium term notes, to be sold through an agency syndicate led by TD Securities Inc, are expected to be issued November 1, 2007 and will pay a coupon of 5.382%
until November 1, 2012 and the bankers' acceptance rate plus 1.00% thereafter until maturity on November 1, 2017. The notes are redeemable at the Bank's option at par on November 1, 2012. TD will include the issue as Tier 2B regulatory capital and intends to file in Canada a pricing supplement to its
January 11, 2007 base shelf prospectus and July 12, 2007 prospectus supplement in respect of this issue.

     The medium term notes have not been and will not be registered under the
U.S. Securities Act of 1933, as amended, and may not be offered or sold in the
United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell securities in the United States.

     About TD Bank Financial Group

     The Toronto-Dominion Bank and its subsidiaries are collectively known as
TD Bank Financial Group. The Bank serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including
TD Canada Trust as well as the Bank's global insurance operations (excluding the U.S.); Wealth Management, including TD Waterhouse Canada, TD Waterhouse
U.K. and the Bank's investment in TD Ameritrade; U.S. Personal and Commercial
Banking through TD Banknorth; and Wholesale Banking, including TD Securities.
The Bank also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. The Bank had $404 billion in assets as of July 31, 2007. The Bank's common stock is listed on the
Toronto Stock Exchange and the New York Stock Exchange under the symbol: TD, as well as on the Tokyo Stock Exchange.

For further information: John van Boxmeer, Associate Vice President, Capital
Finance, (416) 308-7309